Exhibit 99.1
Cascades Inc. Announces Consent Solicitation relating to its 7 1/4% Senior Notes due 2013 and its 6 3/4% Senior Notes due 2013
KINGSEY FALLS, QUEBEC, CANADA, March 5, 2010—Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today the commencement of a consent solicitation in respect of its 7 1/4% Senior Notes due 2013 (CUSIP No. 146900AC9) (the “7 1/4% Notes”) and its 6 3/4% Senior Notes due 2013 (CUSIP No. 65542NAJ6) (the “6 3/4% Notes” and, together with the 7 1/4% Notes, the “Notes”). The consent solicitation is being made pursuant to the Consent Solicitation Statement dated March 5, 2010 and the related Letter of Consent.
Upon the terms and subject to the conditions described in the Consent Solicitation Statement and the Letter of Consent, Cascades is offering holders a consent fee of $7.50 cash per $1,000 principal amount of Notes to consent to amendments to each of the indentures governing the Notes which, among other things, eliminated substantially all of the restrictive covenants in the indentures and modified or eliminated certain events of default. The solicitation expires at 5:00 p.m. on March 18, 2010.
Cascades previously received the requisite consents from holders of Notes outstanding under each indenture. The amendments (the “Effective Amendments”) were adopted by Cascades on February 26, 2010 and the trustee under each indenture entered into a supplemental indenture with us and the subsidiary guarantors to give effect to the amendments as of such date. The Effective Amendments are and will remain binding upon all holders of notes regardless of whether such holders consent to the Effective Amendments, however, holders will receive the consent fee only if they validly deliver consents pursuant to the consent solicitation. Cascades is soliciting consents to the Effective Amendments to satisfy its obligation under each indenture to offer to all holders the same consideration that was paid to the holders that previously consented to the Effective Amendments.
Cascades is not tendering for any Notes pursuant to the consent solicitation, however, as soon as practicable following the expiration of the consent solicitation, Cascades, through its wholly-owned subsidiary, Cascades Tenderco Inc., intends to offer to purchase for cash any and all of Cascades’ 7 1/4% Notes for consideration of $1,010 per $1,000 principal amount of 7 1/4% Notes and Cascades’ 6 3/4% Notes for consideration of $1,022.50 per $1,000 principal amount of 6 3/4% Notes, in each case the same amount paid to certain holders that previously consented to the Effective Amendments. As of March 4, 2010, all but $10,125,000 aggregate principal amount of 7 1/4% Notes and $11,661,000 aggregate principal amount of 6 3/4% Notes were owned by Cascades or its affiliates (including Cascades Tenderco Inc.).
Cascades has retained Global Bondholder Services Corporation to serve as the consent agent for the solicitation. Requests for documents and questions regarding the consent solicitation may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (banks and brokers).
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 12,500 employees who work in more than 100 production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer